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Anna T. Pinedo

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APinedo@mayerbrown.com

July 6, 2021

Folake Ayoola Senior Counsel United States Securities and Exchange Commission 100 F Street NE Washington DC 20549-1004
Re: Outbrain Inc. Registration Statement on Form S-1 Submitted June 29, 2021 File No 333-257525
Dear Ms. Ayoola:

On behalf of Outbrain Inc. (the “Company”) we are concurrently filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”), which responds to the Staff’s comment letter dated July 2, 2021, and responding below to the Staff’s comments. For convenience, we have repeated below in bold-face type the Staff’s comments and noted the Company’s response.

Amendment No. 1 also has been updated to reflect the completion of a private placement made by the Company to an institutional accredited investor introduced to the Company by two of the investment banks. The private placement of debt securities has been described in Amendment No. 1.

As discussed with the Staff, the Company would like to commence its roadshow on July 14, 2021. To that end, we are sharing with the Staff on a supplemental basis the indicative price range that has been provided by the underwriters.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted June 17, 2021

Summary, page 1

1.	We note your response to prior comment 1. Please revise to disclose the most directly comparable GAAP measure with equal or greater prominence wherever Ex-TAC Gross Profit, Adjusted EBITDA of Ex-TAC Gross Profit and EBITDA as % of Ex-TAC Gross Profits is disclosed or discussed. For example, you should disclose gross profit whenever Ex-TAC Gross Profit is discussed and Net Income (Loss) of GAAP Gross Profit whenever Adjusted EBITDA of Ex-TAC Gross Profit is discussed. In addition, revise your graphic disclosures to include the most directly comparable GAAP measures with equal or greater prominence to YOY Ex-TAC Gross Profit Growth and Adjusted EBITDA of Ex-TAC Gross Profit. We refer you to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the CD&I on Non-GAAP Financial Measures.

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Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP

Ms. Ayoola
July 6, 2021

The Company has revised the cover art in order to address the Staff’s comment. In addition, the Company has revised the disclosures in the Prospectus Summary on page 2, and in Business on page 77 and page 85 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 57

2.	We note your response to prior comment 2. Please consider providing a qualitative discussion for the number of clicks or impressions and the cost-per-click or cost-per-impression for each period presented to address underlying changes that represent trends. We refer you to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Tell us the underlying reasons for any trends associated with the number of clicks or impressions and the cost-per-click or cost-per-impression.

The Company has revised the disclosure on page 56 in order to provide additional narrative trend disclosure.

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We greatly appreciate the Staff’s time and attention to the Amendment and the comment responses, as well as the supplemental price range submission as we work with the Company to prepare for the roadshow launch.

Sincerely,

Anna T. Pinedo

Enclosures

cc:    Elise Garafalo
David Goldschmidt
Veronica Gonzalez
David Kostman
Phyllis Korff
Jeremy Winter